THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d)
OF REGULATION S-T

Securities and Exchange Commission
Washington, DC  20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


AURORA ENERGY, LTD.
(Name of Small Business Issuer in its charter)

       Nevada                                91-1780941
(State of Organization)               (IRS Employer I.D. No.)

3760 North US 31 South, Traverse City, Michigan49684
(Address of Principal Executive Offices)     (Zip Code)

Issuer's telephone number:                 (616) 941-0073

Securities to be registered under Section 12(b) of the Act:

     Title of each class          Name of each exchange
     to be so registered:         on which each class is
                                    to be registered:

             None                          None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock


                                 1
PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Aurora Energy, Ltd. ("the Company") is involved in the exploration, development and production of natural gas and oil reserves in North America. Management's goal is to produce gas from lower risk black shales, tight sands and coal beds, targeting projects where large acreage blocks can be easily evaluated with a series of low cost test wells prior to development investments.

DEVELOPMENT

    The Company was originally incorporated on August 12, 1991 as a Nevada corporation under the name Mentor Group International Corporation. It had no material operations from inception until April, 1997. During its early years, the Company issued common shares to a number of shareholders in pursuance of several business interests, which never reached any degree of material impact.

    On March 12, 1997, the Company's name was changed to Aurora Energy, Ltd. On April 22, 1997, the Company acquired a 50% membership interest in Jet/LaVanway Exploration, L.L.C. in exchange for a controlling interest in the Company's common stock. John Miller, Thomas W. Tucker and William W. Deneau were each issued 1,858,400 shares of the Company's common stock (83% of the Company's outstanding shares). (NOTE: the interest acquired by the Company equates to 100% of Messrs. Miller, Tucker and Deneau's collective 50% interest in Jet/LaVanway Exploration, L.L.C.) The membership interest the Company received in return gives the Company an interest in the following oil and gas interests:

    The Corydon Area of Mutual Interest consisting of approximately 16,000 net mineral acres in Harrison County, Indiana
- The Company's share is 5% working interest before payout and 13.015% working interest after payout of investors at an 0.80 net revenue interest.

    The Milltown Area of Mutual Interest consisting of approximately 5,500 net mineral acres in Crawford County, Indiana
- The Company's share is 9.555% working interest after payout of investors at an 0.80 net revenue interest.

    The North Harrison Area of Mutual Interest consisting of approximately 40,000 net mineral acres in Harrison County, Indiana
- The Company's share is 9.625% working interest after payout of investors at an 0.80 net revenue interest.




                                 2
    The Organ Creek Area of Mutual Interest consisting of approximately 11,000 net mineral acres in Washington County, Indiana - The Company's share is 9.625% working interest after payout of investors at an 0.80 net revenue interest.

    These interests collectively constitute 50% of the interests in these properties that are owned by Jet/LaVanway Exploration, L.L.C., a Michigan limited liability company, formerly known as Jet/Hunting Exploration, L.L.C., whose principal address is 215 Bridge Street, Charlevoix, Michigan 49720.

    At the time of the assignments, Messrs. Tucker, Deneau and Miller agreed to accept responsibility for managing these properties on the Company's behalf. On June 25, 1997, they became directors of the Company and assumed full responsibility for management.

    On July 17, 1997, the Company purchased a 4.8% working interest at an 80% net revenue interest in the Dumada Project from Jet Exploration 1995-1, L.L.C. The Company paid $126,451 as a reimbursement of direct costs and $60,000 as a reimbursement for indirect costs that Jet Exploration 1995-1, L.L.C. incurred in the creation and marketing of the entire Dumada Project, including allocated salaries, travel costs, reproduction costs, telephone expense, rent and utilities over the 15-month period of time required to put the Dumada Project together. (See page 7 for a description of the Dumada Project.)

EMPLOYEES

    The Company's strategy is to outsource most of its needed services and manpower. It will maintain only the essential personnel to accomplish its mission. The Company currently has six full time employees. In addition to the officers described under "Management and Key Consultants" below, the Company employs an accountant and a secretary. Consultants are hired as needed on an independent contractor basis.

STRATEGIES

    The Company will focus significant resources towards lower risk long-term gas development of unconventional gas reservoirs. This strategy generally requires large capital expenditures, which require either equity or source funding. The Company will use Company funds to acquire properties when possible, and will attempt to finance the development of reserves and production using third party financing or investors. Management believes that the Company is able to engage in nearly any reasonable size operation or scope of exploration activity depending on the circumstances and merits of each proposed operation. Conventional oil and gas exploration will be given consideration when opportunities are available which could yield significant upside reserves. Quite often this will be

                                 3
prospects generated as a result of data gained from drilling wells in unconventional reservoirs. Accordingly, the Board of Directors has not limited the size of operation or scope of project to be considered in achieving the Company's business plan.

    Management has chosen to conduct the Company's first projects in the black shales of Michigan and Indiana for the following reasons:

    1. There are proven fractured areas based on the production history from Indiana's oldest New Albany Shale field (Harrison and Martin Counties) where commercial wells had been established for over 50 years and Michigan's Antrim Shale play where over 5,000 commercial wells have been drilled in the last 20 years.

    2. The market for gas in Indiana and Michigan is excellent, with a web of major transmission pipelines already in place. Gas being sold in Indiana and Michigan will sell locally for a premium price.

    3. Throughout the prospective area in Indiana for the New Albany Shale, there are multiple geological zones of production, which have been proven to contain large reservoirs of oil and gas. These reservoirs will be tested each time a New Albany Shale well is drilled, adding significantly to the potential for reserves.

    4. Improved production techniques utilized in unconventional reservoirs around the world have improved rates of producing gas.
This proven technology will be utilized in the development of the black shales of Michigan and Indiana.

    5. Estimates of gas in place for the Michigan Antrim Shale have exceeded 500 trillion cubic feet ("tcf"), while the Indiana/Kentucky New Albany Shale estimates of gas in place is close to 400 tcf.

COMPETITION AND OTHER OPERATIONAL ISSUES

    The oil and gas industry is very competitive. There is a high degree of competition to obtain favorable oil and gas leases suitable for drilling, development and production. In the areas of the Company's strategic focus of gas production from tight sands, shales and coalbed methane, management expects that there is sufficient opportunity that the Company will be able to procure suitable leases in these formations.

    There is also competition for desirable contracts to supply energy companies with gas and oil. While management expects to line up suitable gas and oil purchasers at profitable prices, the industry is subject to fluctuations in demand and price that may limit the Company's profit potential.


                                 4
    Other variables that may affect the Company's profitability include weather conditions that may affect the Company's access to properties or increase drilling and completion costs, and equipment availability, that may result in production delays. The industry has recently experienced shortages of skilled labor that may slow down production.

    Management does not anticipate the need for expenditures on environmental control facilities. However, state and federal environmental regulations do increase the costs of doing business. Permits are always required for the operations of drilling and producing oil and natural gas. Compliance with environmental regulations is required by the permits. State inspectors generally review compliance.

    The Company does not own any patents, trademarks, licenses, franchises or concessions. These are not needed for the Company's successful operation. On August 6, 1997, the Company filed an application to register the Company's logo and name as a trademark with the U.S. Patent and Trademark Office. The application, Serial No. 75/336640, is pending.

          ITEM 2.   PLAN OF OPERATION

     The Company is in the development stage. Since its inception, the Company has primarily been involve in planning, obtaining financing, acquiring oil and gas leases, and exploration of certain oil and gas properties in Michigan and Indiana.

     The Company seeks to maximize stock price and shareholder value through exploration in low risk shale natural gas plays and through the acquisition of properties with proven production and positive cash flow. The Company's short term goal (the next twelve months) is to acquire or to find through exploration and bring on line enough production and positive cash flows to cover its general and administrative expenses. The Company's long term goals include continued building of reserves and cash flows from production to allow for further development of existing properties, mortgaging proved developed reserves to finance continued exploration and growth in value through development of untapped Antrim Shale, New Albany Shale or other formations.

     During the next 12 months, management expects that the existing 16 producing wells in the Corydon Project will continue in production. Steps will be taken to reduce the overhead to the operation of the project. At this time, the Corydon Project is not generating positive cash flows and needs cost reductions to allow it to be successful. No further wells will be drilled until the Project demonstrates its ability to support further development in a profitable way.



                                 5

     In the Dumada Project, subject to the supporting engineering report from S. A. Holditch and Associates, Inc. regarding the viability of the New Albany Shale in the Dumada area, a pilot project will be completed with an additional 6 wells being drilled and the pipeline run to the SIGECO pipeline. Currently testing is being conducted on 4 wells in the North Loogootee area to evaluate the natural gas production, water production and pressures. The testing is being supervised by the consulting engineers. Beyond the pilot project, all future development of the New Albany Shale will be dependent upon its demonstrated ability to produce commercial rates of natural gas.

     Also in the Dumada Project, the Company entered into an agreement with Southeastern Oil & Gas, Inc. of Sarasota, Florida under which Southeastern Oil & Gas agreed to run at least 30 miles of seismic tests within the Area of Mutual Interest of Dumada .
The agreement required the seismic tests to be run by September 1, 1998. If the seismic tests provide leads for drilling, the Company will have its interest proportionate to the other investors in Dumada for both a 10% carried working interest and an option to participate in any drilling at cost up to 20% of the drilling prospect. Because the general area has many other zones of production of natural gas and oil, management believes the opportunity for additional discovery within the leased area is good.

     Management is optimistic on the development of the Michigan Antrim Shale as a stable source of long term future revenue. Currently the Company is in the middle of a drilling program in northern Michigan for the Michigan Antrim Shale. Eight wells were drilled in the Paxton Quarry Project with another eight scheduled to be drilled after the frost laws are lifted for Alpena County. Petroleum Development Corporation is 70% owner and the Company is 30% owner of Paxton Quarry.

     The Company is also participating in another Antrim project with Petroleum Development Corporation in Alcona County, Michigan. The Company's interest is very small because it came into the projects at a late date. The Company is putting together additional acreage in Antrim areas for prospective development within the next two years, subject to available financing.

     The Company expects to drill two test wells in a known structure in Breckinridge County, Kentucky by September, 1998. Investors are being sought to underwrite the drilling with the Company receiving a promoted interest. The prospect has potential for discovering additional zones below the previous producing formation which was drilled in the Jackson Sandstone at a depth of approximately 450 feet. It is anticipated that the new wells will be drilled to 2,000 feet. The prospect is approximately 1,200 acres in size. The New Albany Shale will also be evaluated with these wells.
                                 6
     The Company is also pursuing the purchase of income producing properties, either royalty or working interest. It has reviewed five projects for possible acquisition with available financing and hopes to be able to find some production which will be profitable for the Company during the next 12 months. The Company has restricted itself to acquisitions within the United States.

     In January, 1998, the Company acquired a 10.65% interest in a newly discovered Niagaran reef which tested over 200 barrels of oil per day in Macomb County, Michigan. The operator, West Bay Exploration, is working to get the well into production. It is expected to be producing the oil and associated natural gas by September, 1998.

     Management is in the process of arranging a $750,000 line of credit from First of America bank in Traverse City, Michigan. To acquire the line of credit, the Company will be required to pledge its existing assets and the three principal stockholders will be required to guarantee the Company's debt.

     Management expects to pursue testing of other areas within the Michigan and Illinois basin with other working interest partners during the next 12 months. How many and where will be determined by partner interests and the availability of project lands. It is uncertain at this time just how much testing will occur. Due to the uncertain results of oil and gas exploration, the Company must maintain flexibility at all times for changes in direction and deviations from plans.

     This section contains forward looking statements. It is impossible to accurately predict exactly what will occur in the next 12 months. Unexpected drilling results, delays in testing and drilling, difficulties in acquiring leases, difficulties in finding financial partners, or new opportunities that cause management to change the focus of its activities could all cause actual results to differ materially from those results described as anticipated during the next 12 months.

ITEM 3.   DESCRIPTION OF PROPERTY

THE CORYDON PROJECT

     The Corydon Project is located northwest of Corydon, Indiana in Harrison County. This site is northwest of an old producing New Albany Shale field that produced in the early 1900s. Jet/LaVanway Exploration, L.L.C. (50% owned by the Company) is party to an Area of Mutual Interest (AMI) agreement of approximately 42 square miles (26,880 acres) with MCNIC Oil & Gas Company (f/k/a MCN Energy Group, Inc.), a Detroit based corporation. Within the AMI, there are currently 16,244 acres leased for oil and gas development. Additional leases acquired in this area by the Company or MCNIC will be added to the joint venture.

                                 7
     Currently, there are 22 test and production wells, one State approved brine water disposal well, and one central production facility within the project area. All leases are in their first five-year term and all have an extension provision to extend the lease for another five years if needed. Once production is established on a lease, the lease stays in effect as long as the well is produceable.

     Corydon Unit #1 (drilled in 1996 and expanded in 1998) went into production in July of 1997, back hauling its gas through a small local utility's pipeline to the Texas Gas Transmission pipeline in Kentucky. Production from this unit is less than 500,000 cubit feet of gas daily. Current overhead for operations exceeds income. Steps are being taken to reduce overhead as much as possible. Further expansion of this unit is dependent upon commercial viability of the current producing wells. Engineering studies are being conducted to evaluate the reservoir. The area of the Corydon Project contains approximately 16,000 leased acres.

THE DUMADA PROJECT

     The Dumada Project consists of approximately 104,000 net mineral acres in western Indiana. In addition to the 4.8% working interest that the Company first acquired in the Dumada Project in July 1997, the Company acquired an additional 1% working interest from Jet Exploration 1995-1, L.L.C. before payout and will own a 10.68% working interest after payout as defined in the agreements with the existing investors in Dumada.

     An evaluation of the viability of the reservoir is currently underway and being supervised by S.A. Holditch & Associates, Inc., an engineering firm familiar with shale production. The study should be completed by approximately May, 1998 and will give direction to further development of the shales in this area of southwestern Indiana. To date, the Company and its industry partners have drilled 30 wells in the leasehold area.
     An agreement with Southeastern Oil & Gas is in place providing for Southeastern to earn 90% of the working interest in the leasehold by shooting 30 miles of seismic by September 1, 1998 and two 3-D seismic reef anomalies. In addition to the 10% carried working interest, the Company and its industry partners will receive a 20% option to participate at cost in any prospective projects. Excluded from the agreement is the New Albany Shale and the coal bed methane.

THE PAXTON QUARRY PROJECT

     The Paxton Quarry project is located in Alpena County, Michigan, and consists of over 4,000 acres of prime development land for Antrim Shale gas production. Currently eight prospective wells have been drilled, logged and are waiting completion. One dry hole was drilled where Antrim shale was not encountered in the

                                 8
well bore and the well was plugged. Weight restrictions were placed on the roads early in February 1998. This governmental regulation delayed further development until the roads firm up and restrictions are removed. Once they are removed, it is anticipated that an additional 8 wells will be drilled. Once all the wells are drilled, the wells will be completed, the pipeline and facilities constructed and hooked up for production.

     It is anticipated that after de-watering, the Paxton Quarry will yield approximately 175 mcf/d. It is expected that one year of production may be required before the project meets its anticipated production levels. Production should extend for at least five years before much decline begins. Ultimately, the project should have a production life of approximately 30 years.

THE AVERY SMITH PROJECT

     The Company leased 560 acres and farmed-in 80 acres in an existing developed area of Montmorency County, Michigan. This area was previously passed over by Antrim operators because of wet lands. Management believes that this area is now able to be developed because of horizontal drilling and a wetlands specialist who has demonstrated that the "wetlands" can be accessed in those areas that are not really wetlands. The developed area currently has a 185 mcf/d per well average from the projects contiguous to the project area. Management believes that de-watering in this area should not take long because the area surrounding these lands has been in production for over three years.

ALCONA COUNTY ANTRIM WELLS

     The Company acquired at no up front cost to the Company from Jet Exploration, Inc. small interests in Antrim shale wells in three projects located in Alcona County, Michigan. The Company is required to pay its proportionate costs of development. Total development costs for all owners are expected to be approximately $250,000 per well. The Company has a 2.3% working interest before pay out and 3.68% after payout in the Devil River Project; a 2.3% working interest before payout and 3.68% working interest after payout in the East 23 Project; and a 1.8% working interest before payout and 3.18% after payout in the Timm Project. The majority interest owner and ultimate operator of the project is Petroleum Development Corporation of West Virginia. It is expected that the Devil River project will have 12 wells, the East 23 project will have 6 wells, and the Timm project will have 18 wells. Due to the new development of the area, it is expected that de-watering of the area may take one year to get production levels up to expected production rates.





                                 9
THE BEECH FORK PROJECT (FORMERLY KNOWN AS THE BALLTOWN PROJECT)

     The Beech Fork project, located in Breckinridge County, Kentucky, consists of approximately 1,500 acres above a known oil producing Jackson Sand structure. The prospect, no longer producing oil, contains multiple pay zones below the Jackson Sand which have never been tested. The Company anticipates that two test wells will be drilled by approximately September1, 1998 to evaluate the structure down to a depth of 2,000 feet, penetrating the Siluran rocks. This is subject to the Company's ability to obtain appropriate financial backing. Additional pay potential exists in St. Genevieve, St. Louis, Salem and Ft. Payne limestone as well as the Devonian lime and New Albany Shale. A major 30 inch gas transmission line runs through the project area. The offering to working interest investors is on a cost plus 15% basis.

NEWLY DISCOVERED NIAGARAN WELL INTEREST

     The Berragasi 1-5 in Macomb County, Michigan was discovered in December 1997 by West Bay Exploration of Traverse City, Michigan. Jet Exploration, Inc. owned a carried working interest of 10.625% in the well. The Company purchased the interest from Jet Exploration, Inc., by agreeing to pay the anticipated $60,000 required to complete and equip the well and to provide Jet Exploration, Inc., a 10% net profit interest once the well is producing. The well tested 200 barrels of sweet oil per day and is expected to produce this state mandated maximum allowable.

BLUE LAKE 1-4

     The Company is negotiating the acquisition of 50% of the interest and operations in a shut-in Niagaran well in the northern Michigan niagaran trend. When the well shut-in, it was producing steadily 25 barrels of sweet oil per day. The well was shut-in by the State Department of Environmental Quality due to an oil spill which occurred while being operated by a previous operator. The Company will work with the State to get the well back into production and assist in the clean-up of the well site. Should the State not allow the Company to re-establish production, the Company will abandon the project rather than assume any environmental liability.

INDIANA NEW ALBANY SHALE QUALITIES

     The Corydon and Dumada Projects are located in the Indiana New Albany Shale play. Large-scale exploration is underway in southern Indiana, where the New Albany Shale play has re-ignited after nearly 50 years of dormancy. Recent activity in the area (within the last two years) targeting the New Albany Shale has demonstrated what was proven in the late 1800s and early 1900s in Indiana: that the New Albany Shale is an excellent commercial reservoir for natural gas.

                                10
     The New Albany Shale of Indiana appears to be a very similar reservoir to the Antrim Shale of Michigan, where over 5,000 shale gas wells have been successfully drilled. Wells typically begin producing high volumes of water and low volumes of gas when first beginning to produce in a new area. As more and more wells are drilled in an area, the formation becomes dewatered and the initial gas production rate in each well begins to increase. In Indiana, significant gas from the New Albany Shale was produced in several areas of Harrison, Martin and Daviess Counties from 1875 through the 1930s, and some through the 1950s. In Kentucky, numerous fields exist including the prolific Shrewsbury Field. Harold Sorgenfrei, Jr. wrote an excellent analysis of the New Albany Shale in 1952. He detailed the history of this production, demonstrating that commercial gas reserves were stored in the shale.

     Water production by the wells was a significant issue in the production histories of this period. New Albany Shale wells had both gas and water production. Excellent gas production was recorded in these early New Albany shale wells with individual wells initially producing up to 2,000 mcfg/day while the field average per well was 187 mcfg/day. The strong water production caused many production problems throughout the life of the wells. Until 25 years ago, there were no effective methods for producing water without impacting the flow of the gas. Prior to the 1970s, water inhibited production and was a big reason why developers could not get very excited about drilling for New Albany Shale gas.

     Today, the existence of water in a shale gas formation has been proven helpful in the Michigan Antrim Shale play. Natural fractures are the conduit for gas and water to move through the shale and into a well's wellbore. A high level of water is an indication of excellent natural fracturing which gives management confidence that as the Company dewaters the shale, the rate of gas production will increase. In the past, a well bore full of water would put pressure on the reservoir and prevent the gas from coming out of the well. Today, technology exists to produce much water from the shale formation and still keep pressure on the reservoir low, allowing for the production of natural gas at commercial rates, even while dewatering the formation.

     The Company is prepared to establish gas reserves in the New Albany Shale play in Indiana, based on experience gained from the development of the Antrim Shale formation in Michigan, and the historical evidence of New Albany Shale gas fields, that produced for over 50 years in the early 1900s.

     Major fault systems exist in southern Indiana and western
Kentucky, which have a very positive impact on the natural fracturing throughout the New Albany Shale area. Most prominent of these are the following:



                                11
     Rough Creek Fault System: A major group of faults trending
East-West in western Kentucky just south of the Indiana-Kentucky border.

     Pennyryle Fault System: A major fault system paralleling the Rough Creek Fault to the south.

     Wabash Valley Fault System: A northeast-southwest trending high angle normal fault complex, which extends from southern
Indiana to intersect the Rough Creek Fault System.

     Moorman Syncline. The area in Kentucky between the Pennyryle Fault and the Rough Creek Fault, which was a deep Graben occurring during the New Albany Shale deposition. The New Albany Shale gas pay zones are three times as thick in this area as elsewhere in the Illinois Basin.

     Mount Carmel Fault System. A North-South trending high angle normal fault system-penetrating basement rocks in southern Indiana.

     Another geological structural feature presented in southern Indiana and western Kentucky are numerous Silurian reefs. These reefs are found beneath the New Albany Shale and exist on a geologic shelf that trends northwest-southeast through our targeted New Albany Shale development area. Some of these reefs are pinnacle Silurian reefs up to 800 feet thick. The reefs are beneath the shale and provide bumps (drape structures) which the shale drapes over. The presence of these type of reef features enhance natural fracturing in the New Albany Shale in addition to structural highs in the geological zones between the top of the reef and the surface that can trap oil or gas at depths shallower than the shale.

     Numerous shallow productive zones as well as the underlying Devonian and Silurian formations are present throughout the targeted New Albany Shale drilling area. These other potential reservoirs are highly prospective, and additional new discoveries are expected in the process of drilling New Albany Shale wells. Additionally the Devonian Limestone and Trenton formations below the shale are proven reservoirs which have been used in the past for gas storage.

     The New Albany Shale in southern Indiana and western Kentucky has been classified into several recognized geological units. These units are described below. From the top of the shale to the base of the shale, the thickness varies in the targeted area from 100 feet thick to 140 feet thick, except in the Moorman Syncline which is a targeted area with over 200 feet of shale.

     Clegg Creek Member: This is the upper-most member of the New Albany Shale. It is generally recognized as the most prolific producing zone in the shale. The total organic carbon content per

                                12
core analyses averages 12.6% across southern Indiana.  The Clegg
Creek is believed to be less saturated in water and will often produce excellent volumes of gas in a well prior to dewatering the shale.

     Camp Run Member: A bioturbated greenish-gray shale interbedded with organic rich pyritic black shale. It is located just below the Clegg Creek member.

     Morgan Trail Member: A brownish-black shale, which is closely associated with the overlying Camp Run member.

     Selmier Member: A predominately greenish-gray shale with thin beds of dolomite and sandstone. In the targeted area, the Selmier is a dark olive gray, and closely associated with the upper Blocher member. As you move further south, the Selmier becomes thinner and is eventually absent.

     Blocher Member: A very organically rich, black, thinly laminated shale with laminae of dolomite and limestone. It is the lowest member of the shale. Below the Blocher member is the Devonian Limestone.

     Based on both the Company's experience and development strategies in the New Albany Shale along with historical data, management expects that over 90% of the wells the Company completes will be commercial wells. A dewatered shale well should remain at a peak production level for many years and then begin a very slow decline over several decades. An exhaustive analysis of the New Albany Shale and its gas producing potential, was prepared by the Gas Research Institute in 1994 showing the average initial production rate from all New Albany Shale wells to be 187 mcf/d.

     The capacity for gas reserves in the New Albany Shale is tremendous. Gas is stored in fractures as free gas, but also is stored by absorption on the clay and kerogen surfaces of the shale.
As the free gas and water is produced, the absorbed gas begins to release into the shale fracture network through a process called desorption, providing a steady, long term flow of gas to the wellbore. Almost every well drilled at favorable depths (300 feet to 2,500 feet deep) will produce natural gas. The amount of daily gas produced depends on how much natural fracturing exists in the shale.

JET/LAVANWAY EXPLORATION, L.L.C.

     The Company owns a 50% membership interest in Jet/LaVanway Exploration, L.L.C. The other 50% interest is owned by LaVanway Capital & Trade Corporation. Jet/LaVanway Exploration, L.L.C. was formed in June 1995, to develop the Corydon Project in Harrison County, Indiana. This was a joint venture between Jet Exploration,


                                13
Inc. which agreed to provide field operations, and LaVanway Capital & Trade Corporation, which agreed to provide the accounting for the project. MCNIC Oil & Gas Company (the parent corporation of Michigan Consolidated Gas, a Michigan utility) was involved as an investor. Jet/LaVanway Exploration, L.L.C. has now acquired mineral leases on over 83,500 acres in Harrison, Crawford, Washington and Floyd Counties in Indiana. Development to date has included over 40 test wells into the New Albany Shale formation.

     Jet Oil Corporation was started by Thomas W. Tucker and his father, Wilbert, in 1983, to access the activity of oil and gas exploration in the northern Niagran Reef trend in Michigan. After Wilbert Tucker's death in 1987, Thomas Tucker founded Jet Exploration, Inc., which continued the same activities. In 1994, William W. Deneau acquired a 35% interest in Jet Exploration, Inc., and John V. Miller, Jr. acquired a 30% interest in Jet Exploration, Inc. At this time, Jet Exploration, Inc. began evaluating various states for exploration potential. In 1995, it settled its focus on the New Albany Shale formation in the Illinois basin and initiated the formation of Jet/LaVanway Exploration, L.L.C.

OFFICES

     The Company's main office is a 1,600 square foot facility located at 3760 North US 31 South, Traverse City, Michigan. This office is being sublet from Prudential Insurance. The Company has executed a sublease agreement providing a monthly rental rate of $1,899.50. The sublease is for a one-year renewable term. The Company also rents approximately 700 square feet from the building next door at 3766 North US 31 South, on a month-to-month arrangement. The rental rate is $550 per month. The Company also rents 400 square feet of storage space from South31, L.L.C. for $150 per month. The storage space houses well logs, cuttings, and other documents that the Company needs to retain. Management does not anticipate needing additional space at any time in the foreseeable future.

SUMMARY OIL AND GAS OPERATIONS DISCLOSURE

     All of the Company's oil and gas operations are in the United States. As of March15, 1998, the Company has no proved, developed reserves and has reported no reserves to any government agencies.

     The Corydon Unit began production late in 1997, but revenues have been withheld by the operator as costs are currently exceeding the revenue generated. Steps are being taken to reduce overhead in the Corydon project and as useful data becomes available will be included in subsequent filings under this heading. No other Company owned project is in commercial production as of March15, 1998.



                                14
     As of March15, 1998, the Company owns the following gross and net productive wells and gross and net developed acreage as follows:

              OIL

Gross productive wells                     1.0
              Net productive wells          .10625
              Gross developed acreage     40.0
              Net developed acreage        4.25

              GAS
              Gross productive wells      97.0
              Net productive wells         7.9
              Gross developed acreage 12,590.0
              Net developed acreage    1,719.0

    As of March15, 1998, the Company has leased mineral rights on gross and net undeveloped acreage as follows:


Undeveloped gross acreage               162,036
         Undeveloped net acreage         38,870

    Lease terms are generally five years. The Company in its present form has been involved in oil and gas exploration and leasing less than one year. Consequently, in general, lease terms have the majority of their terms yet to run. Lease agreements provide for extensions as necessary.

    From March15, 1997, through March15, 1998, the Company has participated in the drilling of productive and dry wells as follows:

    Net productive exploratory wells drilled 7.65
    Net dry exploratory wells drilled         .34

    The Company has not drilled any development wells as of March15, 1998.

    As detailed in the Management Discussion and Analysis of individual projects, the Company is in the process of drilling wells in several projects as of March15, 1998. The gross and net wells being drilled are as follows:

         GAS
         Gross wells being drilled      11.0
         Net wells being drilled         1.6

    As of March15, 1998, the Company had no contractual commitments to deliver or provide any fixed and determinable quantities of gas or oil. The Company does have an agreement with Southern Indiana Gas and Electric (SIGECO) which provides for the


                                15
sale to SIGECO of all the natural gas generated by the Dumada project at the New York Mercantile Exchange monthly contract settlement price plus $0.05 per MMBtu. The contract is good for three years from March1, 1998, with an automatic series of three month extensions which can be terminated by either party. As of March1, 1998, the Dumada project was in a test phase to determine per well flow rates and provable reserves.

          ITEM 4:   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND
          MANAGEMENT

     Beneficial owners of more than 5% of the Company's common stock are set forth below.

                                       Amount and
 Title         Name and Address         Nature of     Percent
of Class     of Beneficial Owner     Beneficial Owner of Class

Common   Britannia Holdings Limited
         P. O. Box 615 Kings House
         The Grange St. Peter Port
         Guernsey, GY1 2QJ,
         Channel Islands                 700,000        8.05%

Common   The William & Patricia Deneau
         Revocable Living Trust,
         DTD 10/12/95
         3832 Perimeter Drive
         Traverse City, MI 49684       1,828,400       21.04%

Common   Roger J. Dubuc, Trustee
         Roger J. Dubuc Trust DTD 1/21/87
         18677 Foxhollow Court
         Northville, MI 48167            500,000        5.75%

Common   John V. and Michelle R. Miller, Trustees
         Miller Family Living Trust
         DTD 6/25/97
         5922 Deertrail Drive
         Traverse City, MI 49684       1,787,400       20.56%

Common   Thomas W. Tucker and
         Sandra L. Tucker
         11607 N. Long Lake Road
         Traverse City, MI 49684       1,798,400       20.69%




                                16
    The security ownership of management is outlined in the following chart:

Title of        Name and Address     Amount Owed BeforePercent
of Class            of Owner            the Offering  of Class

Common   William W. Deneau in the name of:
         The William & Patricia Deneau
         Revocable Living Trust,
         DTD 10/12/95
         3832 Perimeter Drive
         Traverse City, MI 49684         1,828,400     21.04%

Common   John V. Miller in the name of:
         John V. & Michelle R. Miller
         TTEE Miller Family Living Trust,
         DTD 6/25/97
         5922 Deertrail Drive
         Traverse City, MI 49684         1,787,400     20.56%

Common   Thomas W. Tucker in the name of:
         Thomas W. & Sandra L. Tucker
         11607 N. Long Lake Road
         Traverse City, MI 49684         1,798,400     20.69%

Common   Officers and Directors
         as a Group                      5,444,200     62.63%


Options held by officers and directors are reflected in the chart below.


            Title and Amount of
 Name of     Securities Called         Exercise         Date of
  Holder       for by Options           Price           Exercise
Gary Myles Option to purchase     $.50 per share    Expires:
                                                    July31, 2002








                                17
ITEM 5.DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth information about each of the officers and directors of the Company:

   Name          Age          Position         Term of Office
William W. Deneau 53   Director           June 25, 1997 to present

                       President          July 17, 1997 to present

John V. Miller Jr 39   Director           June 26, 1997 to present

                       Vice President
                       of Exploration and
                       Production         July 17, 1997 to present

Thomas W. Tucker  55   Director           June 25, 1997 to present

                       Vice President of
                       Land and Development/
                       Treasurer          July 17, 1997 to present

Barbara J. Johnson
                    44 Secretary          July 17, 1997 to present

Gary Myles          52 Director           June 25, 1997 to present


There are no family relationships between any of the foregoing individuals.

     William W. Deneau became employed by the Company at the time he sold his interest in Jet/LaVanway Exploration, L.L.C. to the Company in exchange for the Company's stock on April 22, 1997. Since that time, Mr. Deneau has been responsible for managing the Company's affairs. He officially became president on July 17, 1997. Since 1987, Mr. Deneau has been the president, a director, and the sole stockholder of White Pine Land Services, Inc. of Traverse City, Michigan. Prior to March 1, 1997, White Pine Land Services, Inc. was a 35-member company engaged in the business of providing real estate services to oil and gas companies. On March 1, 1997, White Pine Land Services, Inc. sold its business to a newly formed corporation, White Pine Land Company. White Pine Land Services, Inc. continues to exist for the purpose of managing its investments.

     John V. Miller, Jr. became employed by the Company at the time he sold his interest in Jet/LaVanway Exploration L.L.C. to the Company in exchange for the Company's stock on April 22, 1997.

                                18
Since that time, he has been responsible for overseeing exploration and development activities. He officially became Vice President of Exploration and Production on July 17, 1997. In 1994, Mr. Miller joined Jet Exploration, Inc. of Traverse City, Michigan as a vice president with responsibility for getting Jet Exploration, Inc. into the shale gas play in Michigan and Indiana. He was the driving force behind the establishment of Jet/LaVanway Exploration, L.L.C. and its effort in southern Indiana. Mr. Miller left the position with Jet Exploration, Inc. to join the Company. From 1988 to 1994, Mr. Miller worked for White Pine Land Services, Inc. of Traverse City, Michigan, as a land manager.

     Thomas W. Tucker is employed by both the Company and Jet Exploration, Inc. of Traverse City, Michigan. He has been employed by the Company since he sold his interest in Jet/LaVanway Exploration, L.L.C. to the Company in exchange for the Company's stock on April 22, 1997. Since that time, he has been responsible for overseeing land development activities. He officially became Vice President of Land and Development on July 17, 1997. Mr. Tucker founded Jet Oil Corporation with his father in 1982. After his father's death, Mr. Tucker founded Jet Exploration, Inc. in 1987. Mr. Tucker has been the president of Jet Exploration, Inc. since its inception. Prospectively, Jet Exploration, Inc. will not take on any new projects, and its existing projects will be allowed to run out their course. Jet Exploration, Inc. currently has other projects with which the Company is not involved.

     Gary J. Myles was elected to serve as an outside director of the Company on July 17, 1997. Mr. Myles is currently Vice President of the northern Michigan region of Old Kent Mortgage Company, a wholly owned subsidiary of Old Kent Financial Corporation (a $12 billion bank holding company). He is the Regional Manager for the northern region of Michigan, and is based
in Traverse City, Michigan.   Mr. Myles has been with Old Kent
Mortgage Company since July 1988.

     Barbara J. Johnson became employed by the Company on June 1, 1997. She is the Administrative Assistant to the President. She became the corporate secretary on July 17, 1997. From August 30, 1993 to June 1, 1997, Ms. Johnson worked for White Pine Land Services, Inc. of Traverse City, Michigan, as a Lease Records Manager. Prior to that, Ms. Johnson was employed in Frankfort, Michigan, for A&W Restaurant, as a server.
     None of the Company's officers or directors have been involved in legal proceedings of the type that are required to be disclosed.

Key Consultants

     The Company hires consultants on an as-needed basis to obtain technical expertise. The consultants described below currently provide the Company its primary technical assistance.


                                19
     Karl M. Schroeder, has a B.S. degree in geology from Central Michigan University and began working in the Michigan oil industry in 1976. He first served Shell Oil in their Niagaran Reef exploration program and then accepted a position with Amoco. With Amoco, Mr. Schroeder was an operations geologist and provided formation evaluation and wellsite operations coordination. Since 1980, Mr. Schroeder has served as an independent consulting geologist providing prospect generation, wellsite evaluation, hydrocarbon logging, and operations oversite. He has worked with Amoco, MCN, PPG, Sun, Dart, Jet Exploration and others. He has worked extensively in the Michigan, Illinois and Appalachian Basins.

     Brian D. Deans, has a B.S. and M.S. degree in Geological Engineering from Michigan Technological University and began working in the Michigan Basin in 1986. He has worked as an engineer for ANR Pipeline, Peninsular Oil & Gas, and Williams and Works (a large civil engineering firm in Grand Rapids, Michigan). In 1991, Mr. Deans accepted a position with Aangstrom Precision Corporation and has continued to work with them as a project director. He has used Terrasciences Terrastation, Lotus and Vortext software to load, manipulate and display data on UNIX workstations and microcomputers. He has achieved expertise in computer surface modeling. Brian's work has taken him to Columbia, Venezuela, Portugal, Alaska, Canada, North Sea-UK, Mid Continent (Texas and Louisiana) and, of course, Michigan. Mr. Dean will be a part-time employee of Aurora Energy, Ltd. while on assignment with Aangstrom.


     Steven P. Kohler, received a B.S. in Petroleum & Natural Gas Engineering from Pennsylvania State University in 1977. He worked with Amoco as a production engineer in the Michigan, Illinois and Appalachian Basins. He also has worked in West Texas on secondary reservoir issues. Lately, Mr. Kohler has been an independent consultant specializing in Shale production. He has provided assistance to independents, including Jet Exploration, Inc. and Jet/LaVanway Exploration, L.L.C. in Traverse City, Michigan.
















                                20
ITEM 6.   EXECUTIVE COMPENSATION

MANAGEMENT REMUNERATION

     The remuneration of the Company's three most highly compensated employees is set forth in the chart below:

    Name of          Capacity in Which         Aggregate
   Individual    Remuneration Was Received Remuneration(1)
William W. Deneau President                    $40,000

John V. Miller    Vice President of Exploration
                  and Production               $40,000

Thomas W. Tucker  Vice President of Land and
                  Development                  $40,000

       (1) This information is reported on an annualized basis. Fiscal 1997 was not a full year. The actual amount paid to each individual was $20,000.

     These three officers also receive family health coverage. It is anticipated that during the next 12 months, a stock option plan will be adopted and implemented that may involve the issuance of stock options to the Company's employees, officers, directors and consultants.
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     The 50% membership interest in Jet/LaVanway Exploration, L.L.C. was originally owned by Jet Exploration, Inc., which is owned by WilliamW. Deneau, ThomasW. Tucker, and JohnV.
Miller,Jr., who are directors and executive officers of the Company. Jet Exploration, Inc. sold the membership interest in Jet/LaVanway Exploration, L.L.C., to its three owners at fair market value. The membership interests subsequently were conveyed by Messrs. Deneau, Tucker and Miller to Mentor Group International, Inc. (the Company's prior name) for common stock (see Item1, Description of Business - Development).
     The Office facilities leased by the Company are owned by South31, L.L.C., which is owned one-third by William W. Deneau, and one-third by the wife of Thomas W. Tucker. However, the

                                21
potential for an unfavorable rental arrangement is ameliorated to some extent by the fact that the properties are leased to unrelated third parties who have in turn subleased a portion of the space to the Company. The storage facilities that the Company leases from South31, L.L.C. are in a storage building that contains four other storage units that are leased to unrelated third parties at the same rates that the Company pays.
     Messrs. Deneau, Tucker and Miller are all involved as equity owners in numerous corporations and limited liability companies that are active in the oil and gas business. It is probable that on occasion, the Company will find it necessary or appropriate to deal with these Companies. A specific instance that has already occurred is the purchase by the Company of the Dumada Project interest from Jet Exploration 1995-1, L.L.C., and grant of an option to the Company by Jet Exploration 1995-1 to purchase the remainder of its Dumada Project interest as described at "Business
- The Dumada Project." Messrs. Deneau, Miller and Tucker each own one-third of Jet Exploration 1995-1, L.L.C. Actual direct costs to Jet Exploration 1995-1, L.L.C. were $126,451. Indirect costs were estimated at $60,000. Indirect costs refer to costs incurred in the creation and marketing of the entire Dumada Project, including allocated salaries, travel costs, reproduction costs, telephone expense, rent and utilities over the 15-month period of time required to put the Dumada Project together. The amount paid by the Company to Jet Exploration 1995-1, L.L.C. for the Dumada Project interest was $186,451.
     From time to time, the Company will hire White Pine Land Company to perform real estate services for the Company. Patricia Deneau, wife of William W. Deneau, is employed part-time by White Pine Land Company, and owns 35% of the outstanding stock of White Pine Land Company. She does not participate in management of the White Pine Land Company.
     On July 14, 1997, the Company borrowed $500,000 from Britannia Holdings Limited ("Britannia") a commercial lending institution located in Guernsey, Channel Islands. As partial consideration for the loan, Britannia received 200,000 shares of the Company's common stock. Britannia also had an option to accept the Company's common stock at a price of $1 per share in lieu of receiving repayment of the $500,000 loan. On December24, 1997, Britannia accepted
500,000 shares of the Company's common stock, bringing its total ownership position to 700,000 shares. Interest expense accrued for the period July14, 1997 to December 24, 1997 on the loan amounted to $15,462 and was paid by the Company in cash.
     William W. Deneau is the sole shareholder of White Pine Land Services, Inc. On August26, 1997, White Pine Land Services, Inc.

                                22
loaned the Company $125,000. On October14, 1997, White Pine Land Services, Inc. loaned the Company $50,000. Both loans carried interest at the annual rate of 6%, compounded monthly. The $50,000 loan was repaid in full on December15, 1997, together with $509.59 in interest. The $125,000 loan was repaid in full on December31, 1997, together with $2,609.59 in interest. Management does not currently expect to borrow any further funds from White Pine Land Services, Inc.

ITEM 8.   DESCRIPTION OF SECURITIES
     The securities being registered under Section12(g) of the Act are common stock, par value $.001 per share. All shares are entitled to one vote, and have equal dividend and liquidation rights. There are no preemptive rights or redemption rights. The common stock is nonassessable. Shareholders are not personally responsible for the debts or obligations of the Company.
     The Company has 50,000,000 shares of common stock authorized. The shareholders have authorized an increase to 500,000,000 shares which has not yet been filed with the state of Nevada. As of February 17, 1998 there were 8,691,697 shares outstanding. The Company has never paid a cash dividend on its common stock and does not expect to pay a cash dividend in the foreseeable future. The Company intends to devote all of its funds to the operation of its business.












                                23
PART II
          ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE
          REGISTRANT'S COMMON
          EQUITY AND OTHER SHAREHOLDER MATTERS
     The Company's common stock is not currently traded on a public trading market. There are currently 8,691,697 shares of common stock outstanding. Another 320,000 shares are currently being reserved to satisfy outstanding option agreements. Of the currently outstanding shares, 7,986,700 shares are subject to trading restrictions under Rule 144; and 704,997 shares could be freely traded pursuant to Rule 144. There are no registration agreements outstanding, nor has the Company proposed to register its shares at any time in the foreseeable future.
     The Company has not paid dividends on its common stock and does not expect to do so in the foreseeable future. There are no contractual or other formal limitations on the payments of dividends. However, the Company expects to use all funds for investment in wells and expansion, at least for the foreseeable future.
ITEM 2.   LEGAL PROCEEDINGS
     There are no pending legal proceedings.
ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     The Company has not experienced a change in who serves as its principal accountants.
ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES
     On April 22, 1997, Messrs. Miller, Tucker and Deneau each received 1,848,400 shares of the Company's common stock in return for the contribution of a 50% membership interest in Jet/LaVanway Exploration, L.L.C., 16.667% each. This membership interest had a fair market value of $143,000, based on an estimation of the values of the projects owned by Jet/LaVanway Exploration, L.L.C. at the time of the transfer. The Company relied upon the exemption from registration found at Rule 506 of Regulation D. No commission was paid on this transaction.
     In May, 1997, the Company engaged in a private placement pursuant to which it sold 50,000 shares of common stock at a price of $1 per share. The Company relied on Section 4(2) of the Securities Act of 1933 for an exemption from registration. No underwriter was used and no commission was paid. Sales were limited to investors with whom the officers of the Company were personally acquainted.

                                24
     On July 14, 1997, the Company borrowed $500,000 from Britannia Holdings Limited, and as partial consideration issued 200,000 shares of the Company's common stock to Britannia. The Company also issued a $500,000 note to Britannia Holdings. The Company relied upon Section 4(2) of the Securities Act of 1933 for an exemption from registration.
     From October 13, 1997 through February 17, 1998, the Company engaged in a private offering of securities pursuant to which it sold 1,671,000 shares of common stock at a price of $1 per share. The Company also received a 4% working interest in the Corydon Project in exchange for 80,000 shares of its common stock under this offering. The Company relied upon Rule 506 of RegulationD for an exemption from registration. Five hundred thousand of these shares were issued to Britannia Holdings in payment of its $500,000
note as described above.   The Company retained VESTAX Securities
Corporation on a best-efforts basis to assist in the sale of the balance of this offering. VESTAX participated in the sale of 1,191,500 shares of common stock and received a commission equal to $119,150. Except for the exchange for the Corydon Project working interest, this offering was limited to accredited investors.
     Prior to current management taking over the management of the Company certain securities were issued, including 580,000 shares of common stock that were issued between January and June of 1996 at a price of $.025 per share (total cash proceeds of $14,500). Management believes that Rule 504 of Regulation D was relied on to establish an exemption from registration. The Company's current management does not have information about underwriters, commissions or the class of persons to whom the 1996 offering was made.
     On August 1, 1997, the Company issued to Gary Myles an option to purchase 10,000 shares of the Company's common stock at a price of $0.50 per share expiring July 31, 2002. This option was issued in consideration of Mr. Myles' agreement to serve as a director of the Company.
     On February5, 1998, the Company issued to John M. Lohman (the Company's Controller) an option to purchase 10,000 shares of the Company's common stock at a price of $1 per share expiring July 31, 2002. This option was issued in consideration of employment services pursuant to an employee stock option plan.
     On May 1, 1997, the Company issued to Jim Czirr an option to purchase 300,000 shares of common stock at a price of $0.05 per share, expiring May 1, 2002. This option was issued as partial consideration under a consulting agreement under which Mr. Czirr agreed to assist the Company in the development and implementation of a plan to make the Company a public stock company.

                                25
ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Article XVI of the Company's Articles of Incorporation states as follows:
                    A director or officer is not liable for
          damages for breach of fiduciary duty as a director or officer except for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law; or (b) the payment of a distribution in violation of NRC 78.300.
This provision is authorized by Nevada's corporations laws. In addition, NRC (Nevada Revised Code) 78.751 allows the Company to indemnify a director, officer, employee or agent who is party to a threatened, pending or completed action, suit or proceeding because of this person's position with the Company, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action had no reasonable cause to believe the conduct was unlawful. If the director, officer, employee or agent prevails in the litigation, indemnification of the defense costs is mandatory.














                                26
PART F/S








AURORA ENERGY, LTD.
(a development stage company)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
TO
DECEMBER 31, 1997









27
AURORA ENERGY, LTD.
(a development stage company)

TABLE OF CONTENTS



                                                           PAGE

Independent Auditors' Report                                1

Financial Statements for the period from March 12, 1997 (inception) to December 31, 1997

   Statement of Financial Position                          2

   Statement of Operations                                  3

   Statement of Changes in Stockholders' Equity             4

   Statement of Cash Flows                                  5

   Notes to Financial Statements                           6-13




                                28
INDEPENDENT AUDITORS' REPORT

February 4, 1998


Stockholders and Board of Directors
Aurora Energy, Ltd. (a development stage company)

We have audited the accompanying statement of financial position of Aurora Energy, Ltd. (a development stage company) as of December 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the period from March 12, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Rehmann Robson, P.C.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Energy, Ltd. (a development stage company) as of December 31, 1997, and the results of its operations and cash flows for the period from March 12, 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.

                                29
                        AURORA ENERGY, LTD.
                   (a development stage company)
                  STATEMENT OF FINANCIAL POSITION
                         DECEMBER 31, 1997

                              ASSETS
Current assets
    Cash and cash equivalents                          $ 518,408
    Accounts receivable: (Note 3)
         Billed                                          182,970
         Unbilled                                        121,200
    Total accounts receivable                            304,170
    Prepaid expenses                                       4,950
Total current assets                                     827,528
Oil and gas properties, not subject to amortization,
    using full cost accounting (Notes 2, 4, 5 and 6)     700,850
Investment in oil and gas partnership (Note 4)            99,314
Property and equipment, net (Note 7)                      62,304
Total assets                                           $1,689,996






See accompanying notes.

                                30

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Accounts payable                                   $ 186,151
    Current portion of capital lease obligations          14,739
    Advances from investors (Note 10)                     89,000
    Accrued expenses                                      23,303
Total current liabilities                                313,193
Capital lease obligations, net of
    current portion (Note 8)                              28,332
Total liabilities                                        341,525
Stockholders' equity (Note 12)
    Common stock, $.001 par value; 500,000,000
         shares authorized; 8,391,197 shares
         issued and outstanding                            8,391
    Additional paid-in capital                         1,590,924
    Deficit accumulated during the development stage    (250,844)
Total stockholders' equity                             1,348,471
Total liabilities and stockholders' equity             $1,689,996







                                31
                        AURORA ENERGY, LTD.
                   (a development stage company)
                      STATEMENT OF OPERATIONS
          FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
                     THROUGH DECEMBER 31, 1997

Operating revenues                                     $  40,375
General and administrative expenses                      229,262
Operating loss                                          (188,887)
Other income (expense)
    Equity in loss of investee partnership               (43,686)
    Interest income                                        1,459
    Interest expense                                     (19,730)
Other expense, net                                       (61,957)
Net loss                                               ($250,844)

________
Net loss per basic and diluted common share            $    (.06)






See accompanying notes.


                                32
                        AURORA ENERGY, LTD.
                   (a development stage company)
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
                     THROUGH DECEMBER 31, 1997

                                                           Deficit
                                                         Accumulated
                                             Additional   During the
                             Common Stock     Paid in   Developmental
                        Shares     Amount     Capital       Stage       Totals
Common stock issued
   for cash at $.001
   per share (Note 1)    514,997   $    515    $    --      $    --   $     515
Common stock issued
   for cash at $.025
   per share             580,000        580     13,920           --      14,500
Common stock issued
   in exchange for
   interest in oil and
                               gas partnership5,575,200       5,575     137,425 --143,000
   (Note 4)
Common stock issued
   for cash at $1.00
   per share              50,000         50     49,950           --      50,000
Common stock issued
   in exchange for
   cancellation of loan
   at $.7142857 per      700,000        700    499,300           --     500,000
   share (Note 11)
Common stock issued
   for cash at $.90
   per share             971,000        971    872,929           --     873,900
Common stock options
   issued to consultant
   and nonemployee
   director (Note 12)         --         --     17,400           --      17,400
Net loss                      --         --         --     (250,844)   (250,844)
Balance at
December 31, 1997      8,391,197     $8,391 $1,590,924    $(250,844) $1,348,471
See accompanying notes.
                                           33

AURORA ENERGY, LTD.
                   (a development stage company)
                      STATEMENT OF CASH FLOWS
           FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
                     THROUGH DECEMBER 31, 1997

Cash flows from operating activities:
  Net loss                                           $  (250,844)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization                            733
     Equity in loss of investee partnership                43,686
     Services received in exchange for stock options17,400
     Changes in operating assets and liabilities which
     provided (used) cash:
          Accounts receivable                            (304,170)
          Prepaid expenses                                 (4,950)
          Accounts payable                                186,152
          Accrued expense                                  23,302

Net cash used in operating activities                    (288,691)
Cash flows from investing activities
  Capital expenditures for oil and gas properties        (700,850)
  Capital expenditures for property and equipment         (15,668)
Net cash used in investing activities                    (716,518)
Cash flows from financing activities
  Proceeds from the sale of common stock                  938,915
  Proceeds of loan from financial institution             500,000
  Advances from affiliate                                 175,000
  Repayment of advancement from affiliate                (175,000)
  Advances from investors                                  89,000
  Payments made to reduce capital lease obligations        (4,298)
Net cash provided by financing activities               1,523,617
Net increase in cash and cash equivalents                 518,408
Cash and cash equivalents, beginning of period                 --
Cash and cash equivalents, end of period                 $518,408

                                 34
                        AURORA ENERGY, LTD.
                   (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS

     1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of Operations
        Aurora Energy, Ltd. (the "Company") is engaged primarily in the acquisition, development, production, exploration for, and the sale of, oil, gas and natural gas liquids. The Company intends to sell its oil and gas products primarily to domestic pipelines and refineries. Since revenues, as reported in the Statement of Operations, are not considered by management to represent the Company's planned principal operations, the financial statements are prepared under the accounting assumption that the Company is operating as a development stage enterprise.
        The Company was originally incorporated in the State of Nevada as Mentor Group International Corporation on August 12, 1991. The Company had no material operations from inception to February, 1997, when the Board of Directors and shareholders reverse split the outstanding common stock on a one for twenty basis. On March 12, 1997, a certificate of name change was filed with the Secretary of State in Nevada in order to change the corporate name to Aurora Energy, Ltd.
        The Company has not generated revenue from planned principal operations. The Company is in the development stage and, since inception, has primarily been involved in planning, obtaining financing, acquiring oil and gas leases, and exploration of certain oil and gas properties in Michigan and Indiana. As of December 31, 1997 the Company did not have any proved properties. However, the Company is expected to explore or purchase proved properties during 1998.
        Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



                                 35
                        AURORA ENERGY, LTD.
                   (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS

        Loss Per Share
        Loss per share is computed using the weighted average number of common shares outstanding during the period (4,305,843) determined pursuant to Statement of Financial Accounting Standards (SFAS) No. 128., "Earnings Per Share." This Statement requires a dual presentation and reconciliation of "basic" and "diluted" per share amounts. Diluted reflects the potential dilution of all common stock equivalents. Since the assumed exercise of common stock options would be antidilutive, such exercise is not assumed for purposes of determining diluted loss per share. Accordingly, diluted and basic per share amounts are equal.


















                                 36
                        AURORA ENERGY, LTD.
                   (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS

     1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        Oil and Gas Properties
        The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.
                                                          All
        capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. Unproved properties shall be assessed periodically and a loss shall be recognized if those properties are impaired.
        In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10 percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.
        Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.
        When unproved property is surrendered, abandoned, or otherwise deemed worthless, capitalized acquisition costs relating thereto shall be charged against the related allowance for impairment to the extent an allowance has been provided; if the allowance previously provided is inadequate, a loss shall be recognized.





                                 37
                        AURORA ENERGY, LTD.
                   (a development stage company)
                   NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents
        Cash and cash equivalents consist of demand deposits in banks and deposits in an escrow trust account. The company has deposits in financial institutions in excess of federally insured limits; management believes interest rates or other financial risks associated with these deposits are not significant.
        Revenue Recognition
        Oil and gas revenues are generally recognized at the time of extraction of product or performance of services. Revenues from service contracts are recognized ratably over the term of the contract.

















                                 38
     1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        Property and Equipment
        Property and equipment are stated at cost.  Major
     improvements
     and renewals are capitalized while ordinary maintenance and repairs are expensed.  Management annually reviews these
     assets to determine whether carrying values have been
     impaired.
        Investment in Affiliates
        The Company owns a 50% interest in Jet/LaVanway Exploration, L.L.C., a Michigan limited liability company. Ownership is accounted for at the end of the Company's calendar year using the equity method, whereby the investment is stated at cost, adjusted for the Company's equity in undistributed earnings or loss since acquisition.
        Depreciation
        Depreciation, which includes amortization of assets recorded as capital leases, is computed using the straight-line method over the estimated useful lives of the related assets, which range from 5 to 40 years.
        Income Taxes
        Deferred income tax assets and liabilities are computed
     annually for differences between the financial statement and federal income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences principally related to oil and gas properties, depreciation, and non-deductible expenses.  Valuation allowances are
     established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the year plus or minus the
     change during the year in deferred tax assets and liabilities.
        2.
        SUPPLEMENTAL CASH FLOW INFORMATION
     Non-Cash Financing and Investing Activities:
       Common stock issued for oil and gas investment     $143,000
       Common stock issued in satisfaction of loan
                                                          from
       financial institution                                     $500,000
                                                          Capital
       lease obligations assumed for the purchase
                                                          of non
       oil and gas property plant and equipment                  $47,369

                                 39
     2. SUPPLEMENTAL CASH FLOW INFORMATION
        Other Cash Flow Information
        Cash paid for interest and income taxes during the period from inception (March 12, 1997)to December 31, 1997, amounted to the following:
            [S]                                           [C]
            Interest                                      $19,730
            Income taxes                                    none
     3. ACCOUNTS RECEIVABLE
        Billed accounts receivable, amounting to $182,970 at December
     31, 1997 consist of joint interest billings to investors who have invested with the Company on specific oil and gas projects.
        Unbilled accounts receivable consist of joint interest billings which have been received by the Company but have not yet been billed to the investor. These receivables amounted to $121,200 at December 31, 1997.
4.   INVESTMENT IN OIL AND GAS PARTNERSHIP
        On April 21, 1997, three individuals, who are shareholder/directors of Aurora Energy, Ltd., transferred their 50% ownership interest in Jet/LaVanway Exploration, L.L.C., a Michigan LLC (the "Partnership") to the Company in exchange for 5,575,200 shares of common stock. The Company recorded the transaction at $143,000 which represented the estimated fair market value of the 50% interest in the Partnership at the date of transfer; such value was considered to be more clearly determinable than the value of the Company's common stock. The Partnership holds an approximate 9% interest in the Jet/LaVanway New Albany Shale area located in Harrison, Crawford, Washington, Floyd and Clark Counties, State of Indiana, which covers approximately 80,656 acres.









                                 40
        The following table presents condensed balance sheet data of Jet/LaVanway as of December 31, 1997 and results of its operations for the year then ended:
[CAPTION]
        Balance Sheet                        December 31,1997
        [S]                              [C]
        Current assets                           $   618,757
        Other assets                                 247,348
        Total assets                             $   866,105
        Current liabilities                      $   511,094
        Other liabilities                            156,383
        Equity                                       198,628
        Total liabilities and equity             $   866,105


















                                 41
4.   INVESTMENT IN OIL AND GAS PARTNERSHIP
[CAPTION]
                                              Year Ended
        Income Statement                   December 31, 1997
        [S]                             [C]
        Net sales                              $   26,657
        Operating expenses                        114,029
        Net loss                               $ (87,372)
        The Company is contingently liable as guarantor for the repayment of certain loans made to Jet/LaVanway. At December 31, 1997, the outstanding balance of these loans, which are secured by the Partnership's oil and gas properties, is $96,000.
     5. SALE OF INTERESTS IN OIL AND GAS PROPERTIES
        In December 1997, the Company sold a partial interest in the Dumada project, an unproved property, for $22,500 which was credited to the full cost pool.
     6. OIL AND GAS PROPERTIES NOT SUBJECT TO AMORTIZATION
        The Company is currently participating in oil and gas exploration and development activities on blocks of acreage in the States of Indiana and Michigan. At December 31, 1997, a determination cannot be made about the extent of additional oil reserves that should be classified as proved reserves as a result of these projects. Consequently, the associated property costs and exploration costs have been excluded in computing amortization of the full cost pool. The Company will begin to amortize these costs when the projects are evaluated, which is currently estimated to be in 1998.
        Costs excluded from amortization consist of exploration costs in the amount of $700,850 at December 31, 1997. All of these expenditures were incurred during 1997.







                                 42
     7. PROPERTY AND EQUIPMENT
        Property and equipment at December 31, 1997 consist of the following amounts:
        [S] [C]
        Furniture and fixtures                     $    35,515
        Computer equipment                              15,655
        Software                                           376
        Leasehold improvements                          11,490
        Sub-total                                       63,036
        Accumulated depreciation                           732
        Property and equipment, net                $    62,304

     8. LEASES
        The Company conducts a portion of its operations with leased equipment, which meet the capitalization criteria specified by generally accepted accounting principles.
        Equipment held under capitalized leases and included in property and equipment, in the Statement of Financial Position at December 31, 1997 are as follows:
        [S] [C]
        Furniture and fixtures                      $     33,335
        Computer equipment                                14,034
        Total                                             47,369
        Less accumulated amortization                        582
        Net book value                              $     46,787







                                 43
        The following is a schedule of annual future minimum lease payments required under capitalized leases as of December31, 1997:
                [S]                                   [C]
                 1998                                $    14,739
                 1999                                     14,739
                 2000                                     13,796
                 2001                                      9,080
                 2002                                      7,567
        Total minimum payments due                       59,921
        Less amounts representing interest at rates
            ranging from 13.34% to 13.51%                16,850
        Present value of net minimum lease payments  $    43,071

        Net rental expense on operating leases was $12,449 for the period ended December 31, 1997.
        The Company leases office space under an operating lease. This lease, which expires on October 15, 1998, contains a renewal clause which may be exercised at the option of both parties. The leased office space is owned by an entity which is owned one-third by one of the Company's principal shareholders and one-third by the spouse of another of the Company's principal shareholders. Such facilities are subleased by the Company from an unrelated third party. In addition, the Company also leases two offices in an adjacent building on a month to month basis.
     9. INCOME TAXES
        At December 31, 1997, net operating loss carryforwards of approximately $391,100 are available to offset future federal taxable income, if any, through 2012.
        At December 31, 1997 the Company has a deferred tax asset attributed primarily to a net operating loss carryforward (calculated using a 34% tax rate) of approximately $133,000. This asset has been offset in full by a valuation allowance in the same amount.




                                 44
     10.    ADVANCES FROM INVESTORS
        Advances from investors at December 31, 1997 consist of investments made by investors who, under terms of their leasing program agreement, will receive their investment plus an override when the Company's oil and gas holdings begin
     producing revenues.  Since none of these holdings are
     currently producing, no royalty or working interest accruals have been made.
     11.    RELATED PARTY TRANSACTIONS
        The Company issued a total of 700,000 shares of common stock to a foreign commercial lending institution in exchange for cancellation of a $500,000 loan advanced by the institution. Interest expense of $15,462 incurred on the loan was paid in cash.
        A corporation owned and controlled by one of the Company's principal shareholders advanced a total of $175,000 in short-term loans to the Company. Interest incurred on these loans, which were repaid in full during the period, amounted to
     $3,119.
        The Company incurred expenses of $158,188 to a local real
     estate concern which is 35% owned by the spouse of one of the Company's principal shareholders.
12.  COMMON STOCK OPTION PLAN
       On October 1, 1997, the Company adopted an incentive
     qualified
     stock option plan which authorized the issuance of up to
     1,000,000 shares of the Company's common stock at an option price which may not be less than 100% of fair market value on the date of grant.  The plan was created in an effort to
     retain key employees, attract new employees, obtain the
     services of consultants, encourage the sense of proprietorship of such persons in the Company, and to stimulate the active interest of such persons in the development and financial success of the Company.  On May 1, 1997, the Company issued to a consultant who renders certain advisory services to the
     Company an option to purchase 300,000 shares of common stock at an option price of $.05 per share.  The option expires May
     1, 2002.  The Company recorded $15,000 in consulting expense in connection with the issuance of the options based upon the fair value of the services rendered. Such value is considered more clearly determinable than the fair value of the options.
     On August1, 1997, the Company issued to a director an option to purchase 10,000 shares of common stock at an option price of $.50 per share.  The option expires July 31, 2002.  The
     Company recorded $2,400 in expense in connection with the
     issuance of the options based upon the fair value of the
     services rendered. Such value is considered more clearly determinable than the fair value of the options. On February
     5, 1998, the Company issued to its controller an option to purchase 10,000 shares of common stock at an option price of
     $1 per share.  The option expires on July31, 2002. No options have been exercised.
                                 45
       In 1997, the Company adopted the disclosure aspects of
     Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". The Company
     applies Accounting Principles Board (APB) Opinion No. 25 in accounting for its stock option plan and, accordingly, no compensation cost will be recognized in the financial statements for outstanding stock options to be issued to
     employees. Companies that do not adopt a fair value method contemplated in SFAS No. 123 are required to make pro-forma disclosures of net loss and loss per share as if they had adopted the fair value accounting method.
* * * * *























                                 46
PART III

ITEM 1.   INDEX TO EXHIBITS
                                                           Page
(2)   P   Charter and Bylaws                                47
(3)       Instruments defining the rights of              See
          security holders                         Exhibit (2)
                                                       Charter
(5)       Voting Trust Agreement                          None
(6)       Material Contracts
      P   Stock Option Agreement with Gary Myles            72
      P   Stock Option Agreement with John M. Lohman        75
      P
Business Consultant Agreement

with JamesC. Czirr                                          78
      P   Stock Option Agreement with JamesC. Czirr         82
      P   Rental Agreement                                  85
(7)       Material Foreign Patents













                                 47

SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AURORA ENERGY, LTD.


Date:  April 24, 1998            By:   s/William W. Deneau
                                     William W. Deneau, President